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DeFi Technologies Signs Agreement to Acquire 10% of SDK:meta

TORONTO, June 8, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF) is pleased to announce it has entered into an agreement (the "Agreement") with SDK:meta, LLC ("SDK:meta") to acquire a 10% equity interest in SDK:meta, a privately held web3 blockchain technology company driving mass adoption of user-centric platforms and mobile consumption of decentralized finance and related offerings (the "Acquisition").

Pursuant to the Agreement, DeFi Technologies shall issue 3,000,000 common shares of the Company to SDK in exchange for a 10% of the units in the capital of SDK:meta upon closing of the Acquisition. No finders' fee are payable in connection with the Acquisition. Additional information in connection with the Acquisition will be provided by the Company in subsequent press releases.

In addition to the Acquisition, SDK:meta and DeFi Technologies intends to form a partnership to pre-install DeFi Technologies' decentralized finance ecosystem of products inside of the SDK:meta platforms.

The completion of the Acquisition is subject to the receipt of all necessary approvals, including without limitation, shareholder or unit holder and board approval of each of SDK and the Company, as necessary, completion of due diligence and the satisfaction of all conditions (unless waived in writing) set out in the Agreement.

About  DeFi Technologies:
DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector.

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the Acquisition; the terms of such transaction; the SDK:meta business and products; the pursuit by DeFi Technologies of business opportunities; and the merits or potential returns of any such investments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

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SOURCE DeFi Technologies, Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2021/08/c7161.html

For further information: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations: Veronica Welch, VEW Media, ronnie@vewpr.com

CO: DeFi Technologies, Inc. CNW 07:30e 08-JUN-21